PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

April 25, 2008

American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2008, of the facts relating to American Axle & Manufacturing Holdings, Inc.’s change in accounting for inventory from lower of last-in, first-out cost or market to lower of first-in, first-out cost or market.  We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of American Axle & Manufacturing Holdings, Inc. and subsidiaries as of any date or for any period subsequent to December 31, 2007.  Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of American Axle & Manufacturing Holdings, Inc. and subsidiaries as of any date or for any period subsequent to December 31, 2007.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan